UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No: 001-13739
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Tucson Electric Power Company 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UniSource Energy Corporation
One South Church Avenue, Suite 100
Tucson, AZ 85701

Tucson Electric Power Company
401(k) Plan
Index
December 31, 2008 and 2007

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION
The Tucson Electric Power Company 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1 – 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.
The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Tucson Electric Power Company 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Phoenix, AZ
July 2, 2009

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
	-in thousands-

Assets

Investments at fair value (note 3)	$126,988	$175,614

Receivables:
Employer contributions	217	181
Participant contributions	490	425
Other receivables	91	1

Total receivables	798	607

Net assets available for benefits, at fair value	127,786	176,221

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	380	57

Net assets available for benefits	$128,166	$176,278

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
	-in thousands-
Additions (Reductions) to net assets attributed to:

Investment income (loss):
Interest and dividend income	$1,110	$1,238
Net appreciation (depreciation) in fair value of investments	(54,119)	14,528

Total investment income (loss)	(53,009)	15,766

Contributions:
Employer contributions	4,498	4,241
Participant contributions	10,247	10,018
Participant rollovers	531	229

Total contributions	15,276	14,488

Total additions (reductions)	(37,733)	30,254

Deductions from net assets attributed to:

Benefits paid to participants	10,368	18,622
Administrative expenses	11	7

Total deductions	10,379	18,629

Net increase (decrease)	(48,112)	11,625

Net assets available for benefits:
Beginning of year	176,278	164,653

End of year	$128,166	$176,278

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of Plan
The following description of the Tucson Electric Power Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation (“UniSource Energy”), the parent company of the Plan sponsor, (collectively, the “Company”), who are employed by the Company on or after January 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Administration
The Company’s Pension Committee (the “Plan Administrator”), comprised of three or more employees, administers the Plan. Fidelity Pricing and Cash Management Services (the “Trustee”) serves as trustee of all Plan investments. Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan. The Company funds the Plan’s administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.
Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (“IRC”) limits ($15,500 in 2008). Additional catch-up contributions by participants age 50 and above may not exceed IRC limits ($5,000 in 2008). Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1%, into any combination of these funds. Contributions are subject to certain limitations.
The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (“Qualified Rollovers”) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.
For each payroll period during the two years ended December 31, 2008, the Company made matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions subject to the provisions of the Plan.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Loans to Participants
Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the loan. Loan terms may not exceed five years, except that loans used to purchase a principal residence may have a term up to 15 years. Loan repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three-month period. If a participant fails to repay a loan in full, the Plan Administrator may immediately reduce the value of the participant’s account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid principal and interest. Each loan is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at loan origination plus 2.00%. Interest rates for the years ended December 31, 2008 and 2007 ranged from 4.25% to 11.50% and 4.00% to 11.50%, respectively. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund.
Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death or retirement. The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are generally paid in a cash lump sum, although distributions of investments in UniSource Energy Stock Fund may be taken in the form of UniSource Energy common stock.
Under certain conditions, a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant’s account are only permitted (i) once per plan year for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in the Plan. The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.
Investments
Participants may direct the investment of their compensation deferral contributions, Company matching contributions, and rollover contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.
Vesting
A participant’s interest in each of his or her accounts is 100% vested at all times.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Employer and participant contributions are recognized on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

3.	Fair Value Measurements
Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are summarized as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2 – Inputs to the valuation methodology include
•	quoted market prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following valuation methodologies are used for the Plan’s assets measured at fair value. Common stocks and corporate bonds are valued at the closing market price on which the individual securities are traded. Mutual funds and unit investment trusts are valued at the net asset value of the shares held by the Plan at year-end. Certificates of deposit are short term in nature and are valued based on replacement cost that approximates fair value. Participant loans are valued at their amortized cost, which approximates fair value.
Common/collective trust funds (“CCTs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market.
The following summarizes the Plan’s December 31, 2008 investments by classification and method of valuation in accordance with the requirements of SFAS 157:

	Level 1	Level 2	Level 3	Total
	-in thousands-
Mutual funds	$106,416	$—	$—	$106,416
Common stock	6,997	—	—	6,997
Cash	1,390	—	—	1,390
Certificates of deposit	—	457	—	457
Corporate bonds	—	4	—	4
Common collective trust	—	7,039	—	7,039
Unit investment trusts	—	98	—	98
Participant loans	—	—	4,587	4,587

Total Assets at Fair Value	$114,803	$7,598	$4,587	$126,988

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
-in thousands-
Participant Loans as of January 1, 2008	$4,372
Issuances, repayments and settlements, net	215

Participant Loans as of December 31, 2008	$4,587

4.	Investments
The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2008	2007
	-in thousands-
Fidelity Growth Company Fund 394,581 and 429,657 units, respectively	$19,319	$35,653
Fidelity Retirement Money Market Portfolio 18,553,807 and 14,735,204 units, respectively	18,554	14,735
Fidelity Magellan Fund 273,277 and 278,173 units, respectively	12,532	26,112
Fidelity Equity Income Fund 344,792 and 368,383 units, respectively	10,644	20,320
Fidelity Managed Income Portfolio 7,418,402 and 5,353,285 units, respectively	7,418	**
Fidelity Diversified International Fund 238,554 and 276,866 units, respectively	*	11,047
Fidelity Low-Price Stock Fund 227,540 and 226,473 units, respectively	*	9,315

*	Fair value was below 5% of Plan net assets as of 12/31/2008.

**	Fair value was below 5% of Plan net assets as of 12/31/2007.
During 2008 and 2007, the Plan’s investments appreciated (depreciated) (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

	2008	2007
	-in thousands-
Mutual funds	$(54,027)	$15,032
Common stock	(92)	(504)

Net appreciation (depreciation) in fair value of investments	$(54,119)	$14,528

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

5.	Investment Risk
At December 31, 2008 and 2007, the Plan’s assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy common stock and participant loans. Investment securities are exposed to various risks such as interest rate, market, credit risks, and increases in defaults. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
6.	Tax Status
The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated December 3, 2003, has been received from the Internal Revenue Service. The Plan has since been amended. The Plan Administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7.	Related Party Transactions
In 2008 and 2007, the Plan’s investments in shares of mutual funds managed by the Trustee of $105,825,506 and $157,262,973, respectively, as well as in common stock of UniSource Energy in the amounts of $5,582,369 and $3,319,804, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.
The Trustee invests in UniSource Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UniSource Energy common stock:

	2008	2007
	-in thousands-
Cost of shares purchased	$3,086	$1,030
Shares purchased	110	31

Proceeds from shares sold	$733	$918
Shares sold	25	28

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

8.	Reconciliation of Financial Statements to Form 5500
The following reconciles investment income (loss) per the financial statements to the Form 5500:

	2008	2007
	-in thousands-
Investment income (loss) per financial statements	$(53,009)	$15,766
Add: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	57	59
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(380)	(57)

Total investment income (loss) per Form 5500	$(53,332)	$15,768

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
	-in thousands-
Net assets available for benefits per financial statements	$128,166	$176,278
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(380)	(57)

Net assets per Form 5500	$127,786	$176,221

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

(in thousands)

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
(a)	(b) Lessor or Similar Party	(c) Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

*	Fidelity Growth Company Fund	394,581 units of a mutual fund		$19,319

*	Fidelity Magellan Fund	273,277 units of a mutual fund		12,532

*	Fidelity Equity Income Fund	344,792 units of a mutual fund		10,644

*	Fidelity Low-Price Stock Fund	227,540 units of a mutual fund		5,261

*	Fidelity Retirement Money Market Portfolio	18,553,807 units of a mutual fund		18,554

*	Fidelity Managed Income Portfolio	7,418,402 units of an open ended commingled pool		7,039

*	Fidelity Intermediate Bond Fund	657,121 units of a mutual fund		5,973

*	Fidelity Spartan U.S. Equity Index Fund	105,197 units of a mutual fund		3,356

	BrokerageLink Account	a self-directed investment fund		4,452

*	UniSource Energy Common Stock	190,051 shares of common stock		5,582

*	Fidelity Diversified International Fund	238,554 units of a mutual fund		5,131

	Janus Flexible Bond Fund	453,418 units of a mutual fund		4,398

*	Fidelity Freedom 2010	258,908 units of a mutual fund		2,682

	Franklin Utilities A	141,180 units of a mutual fund		1,485

	American Beacon Small Cap Value Fund	83,942 units of a mutual fund		988

*	Fidelity Small Cap Stock	71,430 units of a mutual fund		700

*	Fidelity Freedom 2020	320,479 units of a mutual fund		3,221

*	Fidelity Freedom 2015	455,226 units of a mutual fund		3,897

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
(a)	(b) Lessor or Similar Party	(c) Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

*	Fidelity Freedom 2040	206,830 units of a mutual fund		1,156

*	Fidelity Freedom 2025	309,302 units of a mutual fund		2,545

*	Fidelity Freedom 2030	135,546 units of a mutual fund		1,323

*	Fidelity Freedom 2035	119,998 units of a mutual fund		964

*	Fidelity Freedom 2005	43,192 units of a mutual fund		362

*	Fidelity Freedom Income	22,726 units of a mutual fund		217

*	Fidelity Freedom 2050	44,770 units of a mutual fund		289

*	Fidelity Freedom 2045	34,288 units of a mutual fund		226

	RS Investments Value Fund	3,375 units of a mutual fund		50

*	Fidelity Freedom 2000	5,460 units of a mutual fund		55

*	Loans to participants	Loans with maturities ranging from 6 months to

		180 months and interest rates from 4.25% to 11.50%		4,587

				$126,988

*	Denotes party-in-interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
By: Tucson Electric Power Company 401(k) Plan Administrative Committee

By:	/s/ Kevin P. Larson	Date:	July 2, 2009
Kevin P. Larson
Member of Plan Administrative Committee

By:	/s/ Raymond S. Heyman	Date:	July 2, 2009
Raymond S. Heyman
Member of Plan Administrative Committee

By:	/s/ Michael J. DeConcini	Date:	July 2, 2009
Michael J. DeConcini
Member of Plan Administrative Committee

EXHIBIT INDEX

Exhibit
No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm